Filing under Rule 425 under the U.S. Securities Act of 1933
Filer: Fiat Investments N.V.
Subject Company: Fiat Investments N.V.
Fiat Investments N.V.’s Exchange Act File No.: 333-197229

PRESS RELEASE

Merger of Fiat S.p.A. Into Fiat Investments N.V. - Satisfaction of Conditions Precedent to the Merger

Fiat S.p.A. (“Fiat”) today announced that all conditions precedent to completion of the merger of Fiat with and into Fiat Investments N.V. (to be renamed Fiat Chrysler Automobiles NV, or “FCA”) pursuant to the merger plan approved by the shareholders’ meeting of Fiat on August 1, 2014 have been satisfied.

The creditors’ opposition period under Italian law expired on October 4, 2014, and no creditors’ oppositions were filed. As previously announced, cash exit rights have been exercised for a number of shares that would not exceed the €500 million cap on the amount payable to shareholders exercising cash exit rights and to creditors exercising opposition rights. As a result the relevant condition precedent has been satisfied.

On October 6, 2014, the New York Stock Exchange (“NYSE”) provided notice that the listing of FCA common shares was approved subject to issuance of such shares upon effectiveness of the merger.

On the same day Borsa Italiana S.p.A. approved the listing of the common shares of FCA on the Mercato Telematico Azionario (“MTA”), subject to Consob’s authorization to publish the related information document (documento di equivalenza).

The merger is expected to become effective on October 12, 2014 and FCA common shares are expected to commence trading on the NYSE and, subject to Consob’s authorization to publish the related information document, on the MTA on Monday, October 13, 2014.

The last day of trading of Fiat ordinary shares on the MTA, Euronext France and Deutsche Börse is expected to be Friday, October 10, 2014.

Turin, October  7, 2014

Fiat S.p.A.
Via Nizza 250, 10126 Turin, ITALY
Tel. + 39 011 066 3088, Fax +39 011 006 2459
mediarelations@fiatspa.com
www.fiatspa.com

PRESS RELEASE

This document does not constitute an offer to exchange, sell or buy securities.

An offer of securities in the United States pursuant to the proposed transaction contemplated herein was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission (“SEC”) on July 8, 2014. Fiat shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Fiat Investments’ SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Fiat Investments will make the prospectus available for free to shareholders of Fiat in the United States

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation (in each case, in Italy or abroad), production difficulties, including capacity and supply constraints and many other risks and uncertainties, most of which are outside of the Group’s control.